FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Suzanne Sahr
jfmv@endesa.cl	ssc@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE FIRST HALF PERIOD ENDED JUNE 30, 2005

(Santiago, Chile, July 25, 2005) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the first half period ended June 30, 2005. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP) as required by Chilean authorities (FECU). June 2004 figures have been adjusted by the year-to-year CPI variation of 2.7% . The figures expressed in US Dollars for both periods were calculated based on the June 30, 2005 exchange rate of 579.0 pesos per dollar.

The consolidated financial statements of Endesa Chile for such period, include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Central Costanera S.A), its Colombian subsidiaries (Central Hidroeléctrica de Betania S.A. and EMGESA), its Brazilian subsidiary (Centrais Elétricas Cachoeira Dourada S.A.), and its Peruvian subsidiary (Edegel).

Highlights for the Period

Net income of Endesa Chile for the first half of 2005 reached US$ 53.7 million, despite the low hydrology during the period and, at the same time, the maximum restrictions on the argentine natural gas supply for energy production. The result is compared to the net income US$ 58.4 million of the first half of 2004. The Company’s operating income decreased by US$ 24.2 million, partially compensated by a better non-operating income of US$ 2.1 million and a reduction in income taxes of US$ 18.2 million.

This result is explained primarily by the reduction of operating income in Argentina because of the discontinuance of our energy export business to Brazil and, to a lesser degree, the reduction of the results of our operations in Peru. On the other hand Brazil, Colombia and Chile showed improvements in their operating income, even though, in the case of Chile, there were high levels of thermal generation using liquid fuels during the months of April and May, as a consequence of hydrology, the natural gas supply restrictions from Argentina which peaked in April, and the impact of the hydro conditions uncertainty for the winter months incorporated in the dispatch modelation of the CDEC-SIC, situation that was reverted thanks to the rainfalls in June.

2

PRESS RELEASE First Half 2005

The relevant highlights for the first semester of 2005 are as follow:

a)	The good operating performance in Chile, despite de fact that in the months of April and May there was a need to generate thermal energy using liquid fuels which increased generation costs in those months to levels even higher than the node prices, given the natural gas restrictions imposed in Argentina, the high energy demand and the lack of availability of hydroelectric energy due to the high consumption and the end of the season. This situation was completely reverted during the month of June, obtaining important recoveries in our water reserves and snow levels.

b)	The great importance of Ralco in the first half of 2005, in a scenario of increasing demand and shortage of natural gas, where this hydroelectric plant has been, to a large degree, the generating support for the SIC, which reinforces our clear position regarding hydroelectric generation plants as the main source of energy in Chile from every point of view including the environmental one.

c)	The amendments to the Chilean Electric Law which incorporates between others: the possibility of signing long term contracts with distribution companies at a fixed price, a new node price of US$ 55.47 per MWh, valid as of June 13 and creating incentives for distribution comp anies that do not hold energy purchase contracts to make such concessions, having to pay, for the time being, the equivalent of the marginal cost of supplying energy instead of the known node price. The purpose of this modification is to give adequate signals regarding the future returns of the thermal-energy generation market that may use substitute fuels for Argentine natural gas, given the uncertainty of its supply, and to encourage investments in liquefied natural gas (LNG) projects, where Endesa Chile is initially participating.

d)	A commercial policy which is consistent with the generation mix of the company and current market conditions, choosing not to be over contracted under any scenario, privileging the possibility of being a seller in the spot market.

e)	The project of creating an electric Holding in Brazil with the objective of reinforcing the business in that country taking advantage of synergies and size, to simplify the organizational structure, to provide greater cash flow stability and to strength its position in order to obtain better access to new investment opportunities.

PRESS RELEASE First Half 2005

TABLE OF CONTENTS

HIGHLIGHTS FOR THE PERIOD	1
TABLE OF CONTENTS	3
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Thousand US$)	4
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Million Ch$)	5
MAIN EVENTS DURING THE PERIOD	6
OPERATING INCOME	8
NON OPERATING INCOME	10

CONSOLIDATED BALANCE SHEET ANALYSIS	11
Assets (Chilean GAAP, Thousand US$)	11
Assets (Chilean GAAP, Million Ch$)	11
Liabilities (Chilean GAAP, Thousand US)	12
Liabilities (Chilean GAAP, Million Ch$)	12
Financial Debt Maturities with Third Parties	13
Ratios	14

CONSOLIDATED BALANCE SHEET (Chilean GAAP)	15
Assets (Million Ch$, Thousand US$)	15
Liabilities and shareholder’s equity (Million Ch$, Thousand US$)	16

CONSOLIDATED CASH FLOW (Chilean GAAP)	17
Consolidated cash flow (Thousand US$)	17
Consolidated cash flow (Million Ch$)	17

CONSOLIDATED CASH FLOW FROM FOREIGN OPERATIONS (Chilean GAAP)	17
Cash flow (Million US$)	17

CONSOLIDATED CASH FLOW (Chilean GAAP)	18
Cash flows originated from operating activities (Million Ch$, Thousand US$)	18
Cash flows originated from financing activities (Million Ch$, Thousand US$)	18
Cash flows originated from investing activities (Million Ch$, Thousand US)	18

MOST IMPORTANT CHANGES IN THE MARKETS WHERE THE COMPANY OPERATES	19

MARKET RISK ANALYSIS	21

EXCHANGE AND INTEREST RATE RISK ANALYSIS	22

BUSINESS INFORMATION. MAIN OPERATING FIGURES IN GWh	23

ENDESA CHILE’S OPERATING REVENUES AND EXPENSES
BREAK DOWN BY COUNTRY (Chilean GAAP)	25

ENDESA CHILE’S OPERATING INCOME BREAK DOWN BY COUNTRY (Chilean GAAP)	26

ENDESA CHILE’S OWNERSHIP STRUCTURE	27

CONFERENCE CALL INVITATION	28

Consolidated Income Statement

PRESS RELEASE First Half 2005

(Chilean GAAP, thousand US$)

Table 1.1

(Chilean GAAP, Thousand US$)

	As of June 2004	As of June 2005	Variation	%Var.

Operating Revenues	971,290	1,000,660	29,370	3.0%
Operating Expenses	(592,431)	(651,925)	(59,494)	(10.0%)

Operating Margin	378,859	348,735	(30,124)	(8.0%)

SG&A	(40,600)	(34,681)	5,919	14.6%

Operating Income	338,260	314,054	(24,205)	(7.2%)

Net Interest Income (Expense)	(167,307)	(154,640)	12,667	7.6%
Interest Income	13,647	16,707	3,060	22.4%
Interest Expense	(180,954)	(171,347)	9,607	5.3%
Net Income from Related Companies	18,603	2,074	(16,530)	(88.9%)
Equity Gains from Related Companies	18,679	8,951	(9,728)	(52.1%)
Equity Losses from Related Companies	(76)	(6,877)	(6,801)	(8955.1%)
Net other Non Operating Income (Expense)	(20,365)	(8,184)	12,181	59.8%
Other Non Operating Income	14,805	37,110	22,306	150.7%
Other Non Operating Expense	(35,170)	(45,295)	(10,125)	(28.8%)
Positive Goodwill Amortization	(1,456)	(1,311)	145	10.0%
Price Level Restatement	2,262	2,402	140	6.2%
Exchange differences	6,235	(261)	(6,497)	(104.2%)

Non Operating Income	(162,028)	(159,921)	2,107	1.3%

Net Income before Taxes, Min. Interest and Neg.	176,232	154,134	(22,098)	(12.5%)
Goodwill Amortization

Income Tax	(94,073)	(75,907)	18,166	19.3%
Extraordinary Items	-	-	-
Minority Interest	(39,466)	(39,444)	22	0.1%
Negative Goodwill Amortization	15,755	14,915	(840)	(5.3%)

NET INCOME	58,448	53,698	(4,750)	(8.1%)

PRESS RELEASE First Half 2005

Consolidated Income Statement (Chilean GAAP, Million Ch$)

Table 1.2

(Chilean GAAP, Million Ch$)
	As of June 2004	As of June 2005	Variation	%Var.

Operating Revenues	562,377	579,382	17,005	3.0%
Operating Expenses	(343,018)	(377,465)	(34,447)	(10.0%)

Operating Margin	219,360	201,918	(17,442)	(8.0%)

SG&A	(23,507)	(20,080)	3,427	14.6%

Operating Income	195,852	181,837	(14,015)	(7.2%)

Net Interest Income (Expense)	(96,871)	(89,536)	7,334	7.6%
Interest Income	7,902	9,673	1,772	22.4%
Interest Expense	(104,772)	(99,210)	5,563	5.3%
Net Income from Related Companies	10,771	1,201	(9,571)	(88.9%)
Equity Gains from Related Companies	10,815	5,183	(5,633)	(52.1%)
Equity Losses from Related Companies	(44)	(3,982)	(3,938)	(8955.1%)
Net other Non Operating Income (Expense)	(11,792)	(4,739)	7,053	59.8%
Other Non Operating Income	8,572	21,487	12,915	150.7%
Other Non Operating Expense	(20,363)	(26,226)	(5,862)	(28.8%)
Positive Goodwill Amortization	(843)	(759)	84	10.0%
Price Level Restatement	1,309	1,390	81	6.2%
Exchange differences	3,610	(151)	(3,761)	(104.2%)

Non Operating Income	(93,814)	(92,594)	1,220	1.3%

Net Income before Taxes, Min. Interest and Neg.	102,038	89,243	(12,795)	(12.5%)
Goodwill Amortization

Income Tax	(54,468)	(43,950)	10,518	19.3%
Extraordinary Items	-	-	-
Minority Interest	(22,851)	(22,838)	13	0.1%
Negative Goodwill Amortization	9,122	8,636	(486)	(5.3%)

NET INCOME	33,841	31,091	(2,750)	(8.1%)

PRESS RELEASE First Half 2005

Main events during the period

Investments

The value in fixed asset investments accumulated as of June 2005, was of US$ 47.8 million, which represents a decrease of 52% in regards to the same period of 2004 as a consequence of ending Ralco Plant construction.

Regarding to investment projects taking place in Chile, Endesa Chile is developing activities associated to the construction of the 32 MW pass-through hydroelectric plant Palmucho, which will benefit from the ecological flow of the Ralco plant. The total investment is estimated to reach US$ 32 million with operations starting during the second semester of 2007.

Endesa Chile’s Board formally authorized the construction of Palmucho plant by Salfa Ingeniería y Construcción S.A. which was awarded the civil works contract CPL-20 “Open-cast underground excavations”. This project has been included by the company in the Clean Development Mechanism circuit, one of the flexible mechanisms of the Kyoto Protocol.

Regarding the expansion project of the thermal plant San Isidro II, Endesa Chile was authorized to sign a preliminary go-ahead note with Mitsubishi, fully controlled by Endesa Chile. The plant a combined cycle with 377 MW maximum capacity is expected to start its commercial operations in open cycle by March 31, 2007. The combined-cycle operations would enter into commercial operations in February 2008 and the estimated investments required will be US$ 200 million.

A final go-ahead note has to be ratified by the board of Endesa Chile by December 31, 2005, once the availability of liquefied natural gas (LNG) to Chile is known following the results of the international tender process already taking place.

Tariffs

The node price calculation for the Siste ma Interconectado Central (SIC) determined by the CNE to the electric utilities April 18, 2005, valid as of May 1, 2005 established a monomic price of US$ 45.40 per MWh, a 2.5% increase measured in pesos over the previous October 2004 setting and a 7.7% increased in dollar terms.

The resultant price, although within the band for the average unregulated price, does not reflect the system’s real cost as it considers contracts in a scenario with natural gas. This situation can be seen more clearly in the Definitive Technical Report, which considers a theoretical node price for Alto Jahuel of over US$ 100 per MWh, because of the natural gas restrictions from Argentina and the high cost of alternative fuels.

The Decreto N° 152 of the Ministerio de Economía was enacted on April 29, and published in the “Diario Oficial”; through this decree the regulator incorporates a 30% price adjustment to the band for unregulated customers, resulting in a monomic node price of US$ 55.47 per MWh, at Alto Jahuel node, valid as of June 13, 2005.

Sustainability

PRESS RELEASE First Half 2005

In April 18, Endesa Chile constitute a new subsidiary company called Endesa Eco S.A., whose objectives will be to promote and develop renewable energy projects like mini-hydro, aeolic, geo-thermal, solar, biomass and other means and to act as the depositary and trader of emission reduction certificates obtained by these projects

In June 30, Endesa Chile’s Board of Directors approved to constitute a new corporate body called Audit Committee, as required by Ley 18.046 of Sociedades Anónimas, as a response to the requirements of the Sarbanes Oxley Act.

Among its most important responsibilities will be the proposal to the shareholders meeting of the designation and compensation of external auditors, review of the work of such auditors, previously approve other external audit services and the establishment of procedures for the reception and management of any complaints regarding accounting field, auditing or internal controls.

Conclusion

To summarize, the first six months of 2005 have been a semester in which the company has proven a great strength when facing situations, which adversely affected the electricity sector, given the maturity of its commercial policies and the financial improvement, which has been obtained, without having to sacrifice its growth.

Nevertheless and due to the current energy situation that the country is going through, as a consequence of the Argentine natural gas restrictions and as the effects into the interconnection line between Argentina and Brazil derived from the Argentine energy crisis, has made the company cautious concerning these contingencies. For this reason the company is focusing its efforts in minimizing the risks and taking advantage of the opportunities that these situations may offer, considering the sustained growth in electricity demand in the region which reaches during the first half 4.4% in Argentina, 5.8 % in Brazil, 3.3% in Colombia, 4.6% in Chile and 4.2% in Peru.

PRESS RELEASE First Half 2005

Operating Income

Consolidated operating income for the first half of 2005 was US$ 314.1 million, 7% less than the US$ 338.3 million obtained in the first half of 2004.

Making an operating income analysis by item, consolidated operating revenues for the first half of 2005 increased by 3.0% in relations to the first half of 2004, reaching US$ 1000.7 million, which meant an improvement of US$ 29.4 million. June’s accumulated physical sales for this year rose to 27,387 GWh, which represents a 4.4% growth when compared to the same period last year.

For this first half the consolidated operating costs reached US$ 651.9 million, a 10% increase compared to the first semester of 2004, mainly explained by higher fuel costs. Energy purchase costs for thermal generation increased by US$ 44.3 million, equivalent to a 37% rise if compared to the same period in 2004. Additionally the costs of tolls and energy transportation increase by US$ 7.4 million, equivalent to 5.6% increase as of the same period last year as a consequence of a 6% growth in energy production. The amount of electrical energy production was of 24,805 GWh, when compared to last year first semester total of 23,401 GWh, with proportion of 71% hydroelectric energy.

From a country’s business point of view, the decrease in Endesa Chile’s operating income of US$ 24.2 million is due primarily to a US$ 27.8 million fall in Argentine operating income compared to our 2004 first half results.

In Argentina, the first half operating income of Costanera, our thermal generation plant, reported a loss of US$ 3.7 million for 2005 while for the same period in 2004 operating income was of US$ 25.4 million. This loss can be explained by lower revenues and the higher costs as a result of energy request from Brazil of the energy from Costanera, in agreement with our current export contract, being forced to generate using liquid fuel (fuel oil) that has reached high international prices due to the current contingency that affect and influence the international oil market, without the option to alternatively purchase energy in the Argentine spot market or use natural gas to serve the demand from Brazil due to resolutions adopted by the authority to mitigate the impact of the Argentine crisis. This situation created an important breach between the prices of energy from the interconnection contract and the actual costs of generation, which had a negative effect in the results associated to delivered energy. The company will see its revenues deriving from the capacity payments originating from Brazil reduced, thus obtaining it revenues primarily from its operations in the Argentine market.

In the other hand, our hydroelectric subsidiary el Chocon increased its operating income by 87.4 % reaching US$ 8.9 million. The physical sales of electricity from el Chocon for the first six months was 1.646 GWh, while for the same period last year physical sales were 1.731 GWh, nevertheless the operating revenues registered a raise due to the increase of the prices obtained for the sales of energy.

Operating income net of consolidation adjustments in Chile, for the first half of 2005, was US$ 121.0 million, 2.6% more than for the same period last year. This operating income increase was spite of the fact that our thermal generation plant San Isidro saw a decreased operating income of US$ 40.3 million, a product of the high amount of thermal energy generated from liquid fuels as the result of the high demand, and the need to supply our regulated customers in a natural gas shortage scenario before the beginning of the rain season in the country. Operating revenues in Chile increased by 15.2%, from US$ 394.3 million to US$ 454.5 million. The physical energy sales in Chile reached 9,171 GWh, which is equivalent to a 7.7% increase in comparison to the first half of 2004, as a result of the higher self-generated energy. The energy production is greater by 649 GWh mainly hydraulic dispatch due to the addition of Ralco in 2005. Thermal generation

PRESS RELEASE First Half 2005

reached 2,248 GWh, lower amount to than the same period in 2004, which nevertheless had a higher associated cost as consequence of the natural gas restrictions imposed in Argentina and also due to the elevated international prices of alternative fuels.

It is important to mention that the present situation of rainfalls and snow levels show a favorable scenario for the rest of the year, together with the new node price recently set by the authorities which came into effect in June 13.

In Brazil, operating income for the first half of 2005 reached US$ 18.4 million, US$ 4.6 million higher than the first half of 2004. Cachoeira’s physical sales of increased by 2.9% . The hydrology of the region is favorable allowing the company to increase its hydro electrical generation by 15%, thus cutting down on their energy purchases. Operating costs were US$ 24.0 million, equivalent to a 5.7% drop and the administrative and selling expenses were of US$ 5.0 million, a reduction of 63% compared to last year’s first half results. This reduction was due to an agreement reached with CELG, a client of Cachoeira, which permitted the release of an accounting provision made in June of last year.

Colombia’s operating income was of US$ 116.5 million for the first half of 2005, a 1.6% increase of last year results for the same period. The operating revenues of business in Colombia during these first six months was slightly inferior to that of the last year’s first semester, due to lower sales in the spot market and electric distribution companies and the impact of the revaluing of the Colombian peso versus the dollar. The relevant hydrological conditions for this period had as a result lower generation levels by Emgesa and an increase of these levels by Betania, consequently diminishing Endesa Chile’s total generation levels by 2.4% when compared to the same period last years. This decrease in our operating revenues in Colombia was compensated by the lower cost of sales, partially as a result of the reduction of energy purchases, revealing the efficiency of the Company’s commercial policy.

In Peru the operating income of the semester of 2005 reached US$ 52.9 million, an 8.8% decrease when compared to the first half of 2004. This result is explained by the diminished sale prices caused by the improved hydrology, even though physical sales have increased. Operating revenues of Edegel diminished by 14.7% while the physical sales increased by 6.3% . The hydraulic level allowed the company to lower their thermal generation reducing the cost of fuel purchases, thus reducing operating costs in US$ 14.1 million, equivalent to a 22% change. It is important to mention that the volume of hydrological reserves as of June represent 77% of the total capacity, being this 12% superior to the average of the past 2 years.

Consolidated Cash Flows from Operations (Operating income + Depreciation & Operating Amortization) reached US$475.7 million during first half of 2005, 7.6% increase compared to the same period in 2004 in constant US dollars. The distribution by country and adjusted by ownership shows that Chile contributes with 57.9%, Colombia with 15.3%, Argentina with 8.5%, Peru with 8.6% and Brazil with 9.7% .

US$ 391.0 million reduction in consolidated net debt compared to the first half of 2004.

PRESS RELEASE First Half 2005

Non-Operating Income

Non-operating result for the first half of 2005 was a loss of US$ 159,9 million, compared to a loss of US$ 162.0 million in the same period of 2004, thus favorably affecting the company’s final result. The changes in this non-operating result are the following:

Interest expense net of interest income: With respect to net interest expense, higher cash balances led to increase interest income by US$ 3.1 million, and the decrease in interest expense of US$ 9.6 million, from US$ 181.0 million to June 2004 to US$ 171.3 million to June 2005, mainly deriving from the appreciation of the Chilean peso against the US dollar and a lower debt level.

Equity in net income of related companies: The reduced income from investments in related companies of US$ 16.5 million in the first half of 2005 is basically explained by a fall in net accrued income of our Brazilian affiliate, Compañía de Interconexión Energética S.A. (CIEN), whose contribution to Endesa Chile was US$ 15.8 million in the first half of 2004 and a loss of US$ 6.8 million in the same half of 2005. This loss was partially offset by an improvement in the contribution of GasAtacama, which increased by US$ 6.3 million.

Other net non-operating income and expenses: Higher net non-operating income of US$ 12.2 million is basically due to the conversion adjustment, in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants, of our foreign subsidiaries, mainly the Colombian subsidiary Emgesa and the Brazilian subsidiary Cachoeira Dourada S.A.

Price-level restatements and Exchange differences: Price-level restatements and exchange differences showed a net decrease of US$ 6.4 million compared to the same period of the year before. This arises mainly from the effects of the nominal depreciation of the peso against the dollar of 3.9% at June 30, 2005, compared to 7.2% as of the same period in 2004.

Income Tax and deferred taxes: Income taxes and deferred taxes fell by US$ 18.2 million in the first half of 2005 compared to the same period of 2004. Accumulated consolidated income tax amounted to US$ 75.9 million, comprising a charge of US$ 57.6 million for income tax, which accumulates an increase over the first half of 2004 of US$ 1.2 million associated with the higher taxable income in the first half of 2005, and US$ 18.3 million in deferred taxes, which represents a fall of US$ 19.4 million comp ared to the same period of the year before. The lower charge for deferred taxes is the result of improved results with the corresponding reduction in the accumulated tax losses, basically for Central Costanera S.A. in Argentina and the termination of the Stability Agreement of Edegel in Peru.

PRESS RELEASE First Half 2005

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:

Table 2

Assets (Thousand US$)	As of June 2004	As of June 2005	Variation	% Var.

Current Assets	927,518	575,356	(352,162)	(38.0%)
Fixed Assets	8,605,564	7,819,238	(786,326)	(9.1%)
Other Assets	523,277	700,294	177,016	33.8%

Total Assets	10,056,359	9,094,887	(961,472)	(9.6%)

Table 2.1

Assets (Million Ch$)	As of June 2004	As of June 2005	Variation	% Var.

Current Assets	537,033	333,131	(203,902)	(38.0%)
Fixed Assets	4,982,621	4,527,339	(455,283)	(9.1%)
Other Assets	302,978	405,470	102,493	33.8%

Total Assets	5,822,632	5,265,940	(556,692)	(9.6%)

Current assets declined by US$ 352.2 million, mainly due to US$ 249.0 million of lower notes and accounts receivable from related companies, basically our affiliate Atacama Finance Co., and US$ 116.4 million of reduced time deposits, mainly of the Colombian subsidiary Emgesa, partially offset by a US$ 11.5 million increase in inventories.

The US$ 786.3 million reduction in fixed assets is mainly due to depreciation in the first half of 2005 of US$ 160.6 million and the effect of the exchange rate on the fixed assets of foreign subsidiary companies of US$ 673.6 million as a result of applying the methodology of carrying non-monetary assets in historical dollars, in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants, in subsidiaries located in unstable countries. This is partially offset by new acquisitions amounting to US$ 48.4 million.

Higher notes and accounts receivable basically explain the increase in other assets of US$ 117.0 million from related companies, mainly our affiliate Atacama Finance Co.

It is important to remember that the main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures.

PRESS RELEASE First Half 2005

Table 3

Liabilities (Thousand US$)	As of June 2004	As of June 2005	Variation	% Var.

Current liabilities	883,542	772,238	(111,304)	(12.6%)
Long-term liabilities	4,182,537	3,765,945	(416,592)	(10.0%)
Minority interest	2,269,045	1,812,780	(456,265)	(20.1%)
Equity	2,721,235	2,743,924	22,689	0.8%

Total Liabilities	10,056,359	9,094,887	(961,472)	(9.6%)

Table 3.1

Liabilities (Million Ch$)	As of June 2004	As of June 2005	Variation	% Var.

Current liabilities	511,571	447,126	(64,445)	(12.6%)
Long-term liabilities	2,421,689	2,180,482	(241,206)	(10.0%)
Minority interest	1,313,777	1,049,599	(264,177)	(20.1%)
Equity	1,575,595	1,588,732	13,137	0.8%

Total Liabilities	5,822,632	5,265,940	(556,692)	(9.6%)

Current liabilities fell by US$ 111.3 million, mainly due to a decline in borrowings of US$ 146.1 million as a result of repayments and a lower exchange rate, and a decrease in notes and accounts payable to related companies of US$ 121.8 million, basically of the Colombian associate Codensa and the parent company Enersis S.A., partially offset by increases in bonds payable of US$ 152.2 million, due to transfers from long term bonds of Endesa Chile Internacional and an increase in dividends payable of US$ 13.0 million.

Long-term liabilities decreased by US$ 416.6 million due mainly to reduced borrowings and bonds payable of US$ 500.5 million as a result of debt repayments and refinancing, influenced also by the appreciation of the Chilean peso against the US dollar at the close of the first half of 2005 compared to the same date in 2004, partially offset by an increase in various creditors and deferred taxes of US$ 84.4 million.

Minority interest fell by US$ 456.3 million, mainly due to a reduction in the equity of foreign subsidiaries accounted for in dollars, in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants.

Shareholders’ equity rose by US$ 22.7 million compared to June 2004. This change was mainly due to the increase in retained earnings of US$ 87.0 million and in net income for the period of US$ 53.7 million, offset by the reduction in other reserves of US$ 59.6 million and dividend payments of US$ 59.2 million.

PRESS RELEASE First Half 2005

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2005	2006	2007	2008	2009	Balance	TOTAL

Chile	42,853	369,698	47,274	416,170	630,652	1,435,278	2,941,926

Endesa Chile (*)	42,853	369,698	47,274	416,170	630,652	1,435,278	2,941,926

Argentina	46,466	62,017	36,771	21,338	21,338	34,822	222,752

Costanera	36,867	62,017	36,771	21,338	21,338	34,822	213,153

Hidroinvest	9,599	-	-	-	-	-	9,599

Perú	59,475	76,110	60,000	30,140	41,510	8,800	276,035

Edegel	59,475	76,110	60,000	30,140	41,510	8,800	276,035

Brazil	1,587	3,901	5,120	1,934	-	-	12,542

Cachoeira	1,587	3,901	5,120	1,934	-	-	12,542

Colombia	14,998	97,707	25,016	-	134,808	218,714	491,243

Emgesa	2,490	72,690	-	-	134,808	90,059	300,047
Betania	12,508	25,016	25,016	-	-	128,655	191,196

TOTAL	165,379	609,432	174,182	469,583	828,309	1,697,614	3,944,499

Table 4.1

(Million Ch$)	2005	2006	2007	2008	2009	Balance	TOTAL

Chile	24,812	214,055	27,372	240,963	365,148	831,026	1,703,375

Endesa Chile (*)	24,812	214,055	27,372	240,963	365,148	831,026	1,703,375

Argentina	26,904	35,908	21,291	12,355	12,355	20,162	128,974

Costanera	21,346	35,908	21,291	12,355	12,355	20,162	123,416

Hidroinvest	5,558	-	-	-	-	-	5,558

Perú	34,436	44,068	34,740	17,451	24,034	5,095	159,824

Edegel	34,436	44,068	34,740	17,451	24,034	5,095	159,824

Brazil	919	2,259	2,964	1,120	-	-	7,262

Cachoeira	919	2,259	2,964	1,120	-	-	7,262

Colombia	1,441	42,088	-	-	78,054	52,144	173,727

Emgesa	1,441	42,088	-	-	78,054	52,144	173,727
Betania	7,242	14,484	14,484	-	-	74,491	110,703

TOTAL	88,512	338,377	86,367	271,888	479,591	908,427	2,173,162

(*) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon

PRESS RELEASE First Half 2005

Table 5

Ratios	Unit	As of June 2004	As of June 2005	%Var.

Liquidity	Times	1.05	0.75	(28.6%)
Acid ratio test *	Times	0.98	0.65	(33.7%)
Leverage **	Times	1.02	1.00	(2.0%)
Short-term debt	%	17.4	17.0	(2.4%)
Long-term debt	%	82.6	83.0	0.5%

*	Current assets net of inventories and pre-paid expenses
**	Compounds to the ratio = Total debt / (equity + minority interest)

The company’s liquidity ratios declined at June 2005 compared to June 2004. The current ratio at June 2005 is 0.75:1, a 28.6% reduction compared to June 2004, and the acid test ratio is 0.65:1, compared to 0.98:1 at June 2004, a reduction of 33.7% . The deterioration in these liquidity ratios is mainly explained by reductions in current assets, basically due to a reduction in notes and accounts receivable from related companies and time deposits.

The debt ratio at June 2005 is 1.65:1, a reduction of 11.3% compared to June 2004 as a result of the company’s positive operating performance, the prepayment of financial debt and the appreciation of the Chilean peso against the dollar at June 2005, compared to June 2004.

PRESS RELEASE First Half 2005

Consolidated Balance Sheet (Chilean GAAP)

Table 6.1

ASSETS	Million Ch$		Thousand US$

	As of June 2004	As of June 2005	As of June 2004	As of June 2005

CURRENT ASSETS
Cash	12,832	14,591	22,163	25,201
Time Deposits	135,736	68,340	234,433	118,031
Marketable Securities	4,465	3,475	7,711	6,001
Accounts Receivable, net	147,601	130,196	254,923	224,863
Notes receivable	371	-	640	-
Other accounts receivable	13,981	30,146	24,147	52,066
Amounts due from related companies	187,252	43,206	323,406	74,621
Inventories, net	14,114	20,788	24,376	35,904
Income taxes recoverable	8,109	13,867	14,005	23,949
Prepaid expenses	4,222	4,334	7,292	7,485
Deferred assets	1,592	1,696	2,749	2,929
Other current assets	6,758	2,493	11,672	4,305

Total current assets	537,033	333,131	927,518	575,356

PROPERTY, PLANT AND EQUIPMENT
Property	38,334	47,853	66,208	82,648
Buildings and Infrastructure	5,951,029	5,629,283	10,278,116	9,722,423
Plant and equipment	1,119,238	1,019,907	1,933,054	1,761,497
Other assets	56,440	87,895	97,478	151,805
Technical appraisal	661,081	587,250	1,141,764	1,014,249
Sub - Total	7,826,123	7,372,188	13,516,619	12,732,622
Accumulated depreciation	(2,843,501)	(2,844,850)	(4,911,056)	(4,913,385)

Total property, plant and equipment	4,982,621	4,527,339	8,605,564	7,819,238

OTHER ASSETS
Investments in related companies	187,136	159,726	323,206	275,865
Investments in other companies	75,924	23,509	131,130	40,603
Positive Goodwill	23,327	19,532	40,288	33,734
Negative goodwill	(76,089)	(49,471)	(131,415)	(85,443)
Long-term receivables	15,331	23,676	26,479	40,891
Amounts due from related companies	665	110,475	1,149	190,803
Intangibles	31,105	29,288	53,722	50,583
Accumulated amortization	(8,676)	(9,419)	(14,985)	(16,267)
Others	54,254	98,155	93,702	169,525

Total other assets	302,978	405,470	523,277	700,294

TOTAL ASSETS	5,822,632	5,265,940	10,056,359	9,094,887

PRESS RELEASE First Half 2005

Consolidated Balance Sheet (Chilean GAAP)

Table 6.2

LIABILITIES AND	Million Ch$		Thousand US$
SHAREHOLDERS' EQUITY

	As of June 2004	As of June 2005	As of June 2004	As of June 2005

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	80,038	46,205	138,234	79,802
Current portion of long- term debt	106,612	55,829	184,131	96,423
Notes Payable	-	-	-	-
Current portions of bonds payable	78,198	166,293	135,057	287,207
Current portion of other long- term debt	25,091	18,379	43,335	31,743
Dividends payable	22,814	30,318	39,402	52,362
Accounts payable and accrued expenses	57,490	53,395	99,292	92,220
Miscellaneous payables	14,938	15,979	25,800	27,597
Amounts payable to related companies	90,753	20,225	156,742	34,931
Provisions	22,729	16,314	39,256	28,175
Withholdings	8,916	11,469	15,399	19,808
Income Tax	2,021	11,888	3,491	20,532
Deferred Income	80	47	138	81
Deferred Taxes	-	-	-	-
Other current liabilities	1,891	786	3,265	1,358

Total current liabilities	511,571	447,126	883,542	772,238

LONG-TERM LIABILITIES
Due to banks and financial institutions	338,372	237,841	584,407	410,779
Bonds payable	1,838,284	1,701,362	3,174,929	2,938,449
Due to other institutions	121,586	69,268	209,994	119,634
Accounts payable	16,650	39,676	28,756	68,525
Amounts payable to related companies	-	-	-	-
Accrued expenses	42,890	40,955	74,076	70,734
Deferred taxes	57,187	83,012	98,769	143,371
Other long-Term liabilities	6,720	8,369	11,607	14,453

Total Long-term liabilities	2,421,689	2,180,482	4,182,537	3,765,945

Minority interest	1,313,777	1,049,599	2,269,045	1,812,780

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,078,549	1,076,449	1,862,779	1,859,151
Capital revaluation reserve	8,628	10,764	14,902	18,592
Additional paid-in capital-share premium	213,263	213,270	368,330	368,343
Other reserves	65,313	30,803	112,803	53,200
Total Capital and Reserves	1,365,754	1,331,287	2,358,815	2,299,286
development period of certain subsidiaries	-	-	-	-
Retained Earnings
Retained earnings	176,000	226,354	303,972	390,940
Net Income	33,841	31,091	58,448	53,698
Accumulated surplus (deficit) during development
period of certain subsidiaries	-	-	-	-

Total Retained Earnings	209,841	257,445	362,420	444,638

Total Shareholders' Equity	1,575,595	1,588,732	2,721,235	2,743,924

TOTAL LIABILITIES AND SHAREHOLDERS'	5,822,632	5,265,940	10,056,359	9,094,887
EQUITY

PRESS RELEASE First Half 2005

Consolidated Cash Flow (Chilean GAAP)

Table 7

Consolidated Cash Flow (Thousand US$)	As of June 2004	As of June 2005	Variation	% Var.

Operating	169,723	167,956	(1,767)	(1.0%)
Financing	(177,317)	(408,251)	(230,934)	(130.2%)
Investment	(34,518)	(20,357)	14,161	41.0%

Net cash flow of the period	(42,112)	(260,653)	(218,541)	(519.0%)

Table 7.1

Consolidated Cash Flow (Million Ch$)	As of June 2004	As of June 2005	Variation	% Var.

Operating	98,270	97,247	(1,023)	(1.0%)
Financing	(102,666)	(236,377)	(133,711)	(130.2%)
Investment	(19,986)	(11,787)	8,199	41.0%

Net cash flow of the period	(24,383)	(150,918)	(126,535)	(519.0%)

Main aspects of the current period on the effective cash flow statement are:

a)	The company’s operating activities generated a positive cash flow of US$ 168.0 million, representing a decline of 1% compared to June 2004. This is composed mainly of a net income for the period of US$ 53.7million, plus charges to income not representing net cash flows of US$ 150.0 million, changes in assets affecting cash flow of (US$ 9.0) million, changes in liabilities affecting cash flow of (US$ 66.1) million, gains on the sale of assets of (US$ 98) thousand and minority interest of US$ 39.4 million.

b)	Financing activities generated a negative cash flow of US$ 408.3 million, mainly due to the repayment of loans and bonds for US$ 402.5 million, reduction of capital in subsidiaries of US$ 141.2 million and dividend payments of US$ 91.5 million. This was partially offset by bonds issued of US$ 127.0 million, loans drawn of US$ 97.6 million and other sources of finance of US$ 2.3 million.

c)	Investment activities generated a negative cash flow of US$ 20.4 million, mainly explained by acquisitions of fixed assets of US$ 47.8 million and loans to related companies of US$ 40.3 million, offset by the collection of loans to related companies of US$ 63.8 million, other investment income of US$ 3.5million.

Consolidated Cash Flow From Foreign Operations (Chilean GAAP)

Table 8

Cash Flow							Intercompany
(Million US$) (1)	Interests		Dividends		Capital Red.		Amortiz.		Others		Total

	As of June	As of June	As of June	As of June	As of June	As of June	As of June	As of June	As of June	As of June	As of June	As of June
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005

Argentina	5.8	5.4	-	-	-	-	20.0	-	-	-	25.8	5.4
Peru	-	-	6.5	5.8	-	-	-	-	3.9	7.0	10.3	12.8
Brazil	-	-	7.6	35.7	-	-	-	-	-	-	7.6	35.7
Colombia	15.2	-	-	-	-	-	-	42.6	-	-	15.2	42.6
Total	21.0	5.4	14.1	41.5	-	-	20.0	42.6	3.9	7.0	58.9	96.5

(1) The figures are expressed at exchange rate of $579 per dollar.

PRESS RELEASE First Half 2005

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	As of June 2004	As of June 2005	As of June 2004	As of June 2005

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	33,841	31,091	58,448	53,698

(Profit) loss in sale of a ssets
(Profit) loss in sale of assets	(230)	(57)	(397)	(99)
Charges (credits) which do not represent cash flows:	94,332	86,829	162,922	149,964
Depreciation	91,985	92,937	158,869	160,514
Amortization of intangibles	862	659	1,488	1,138
Write -offs and provisions	6,875	-	11,874	-
Amortization of positive goodwill	843	759	1,456	1,311
Amortization of negative goodwill (less)	(9,122)	(8,636)	(15,755)	(14,915)
Accrued profit from related companies (less)	(10,815)	(5,183)	(18,679)	(8,951)
Accrued loss from related companies	44	3,982	76	6,877
Net, price -level restatement	(1,309)	(1,390)	(2,262)	(2,402)
Net exchange difference	(3,610)	151	(6,235)	261
Other credits which do not represent cash flow (less)	(676)	(7,992)	(1,168)	(13,803)
Other charges which do not represent cash flow	19,256	11,542	33,257	19,934
Assets variations which affect cash flow:	(22,805)	(5,210)	(39,386)	(8,998)
Decrease (increase) in receivable accounts	(1,142)	(6,748)	(1,972)	(11,654)
Decrease (increase) in inventories	(2,199)	(3,410)	(3,797)	(5,890)
Dividends from related companies	-	-	-	-
Decrease (increase) in other assets	(19,464)	4,948	(33,617)	8,546
Liabilities variations which affect cash flow:	(29,720)	(38,244)	(51,329)	(66,052)
Accounts payable related to operating results	(8,523)	(57,905)	(14,721)	(100,009)
Interest payable	3,528	4,728	6,093	8,166
Income tax payable	(4,949)	2,432	(8,548)	4,201
Accounts payable related to non operating results	(15,311)	35,947	(26,443)	62,085
Accrued expenses and withholdings	(4,464)	(23,446)	(7,710)	(40,495)
Minority Interest	22,851	22,838	39,466	39,444

Net Positive Cash Flow Originated from Operating Activities	98,270	97,247	169,723	167,956

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	137,839	41,273	238,065	71,282
Proceeds from debt issuance	17,759	73,552	30,671	127,033
Proceeds from loans obtained from related companies	3,094	15,253	5,344	26,3 43
Capital distribution	(4,156)	(81,740)	(7,178)	(141,174)
Other financing sources	7,633	1,314	13,183	2,269
Dividends paid	(42,460)	(52,971)	(73,333)	(91,487)
Loans, debt amortization (less)	(203,463)	(183,765)	(351,404)	(317,384)
Issuance debt amortization(less)	(8,702)	(35,742)	(15,029)	(61,730)
Amortization of loans obtained from related companies	(3,176)	(13,550)	(5,486)	(23,403)
Amortization of expenses in issuance debt	(480)	-	(828)
Other disbursements related to financing(less)	(6,554)	-	(11,320)	-

Net Cash Flow Originated from Financing Activities	(102,666)	(236,377)	(177,317)	(408,251)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	229	250	395	432
Sale of related companies	2,658	-	4,590	-
Sale of other investments	-	-	-	-
Collection upon loans to related companies	6,368	36,958	10,998	63,831
Other income on investments	39,119	2,011	67,564	3,474
Additions to fixed assets (less)	(57,576)	(27,684)	(99,441)	(47,8 13)
Investments in related companies (less)	-	-	-	-
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(10,760)	(23,323)	(18,583)	(40,281)
Other investment disbursements(less)	(24)	-	(41)	-

Net Cash Flow Originated from Investment activities	(19,986)	(11,787)	(34,518)	(20,357)

Net Positive Cash Flow for the period	(24,383)	(150,918)	(42,112)	(260,653)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND
CASH EQUIVALENT	9,924	7,375	17,140	12,738
NET VARIATION OF CASH AND CASH EQUIVAL ENT	(14,459)	(143,542)	(24,972)	(247,914)
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	169,410	232,177	292,590	400,9 96

FINAL BALANCE OF CASH AND CASH EQUIVALENT	154,951	88,634	267,618	153,082

PRESS RELEASE First Half 2005

Most important changes in the markets where the company operates

ARGENTINA

  April and the first 20 days of May were marked by the export of energy to Brazil. The system covered only part of that ordered by Brazil, due either to the unavailability of generators or the decision of the regulator to prevent the purchase of energy on the MEM to cover interconnection contracts. The generators that support the interconnection under firm capacity contracts, invoked force majeure with respect to the Brazilian customer

  In the last days of May water flows in the north-east recovered (which also accompanied the end of exports to Brazil) as well as rainfalls in the Comahue zone. These allowed the system to receive important hydroelectric supplies so that thermal generation requirements, and thus fuel needs, were reduced

BRAZIL

  On April 2, a second tender for energy was carried out for which sales were concluded with distributors for 1,325 average MW for the period 2008-2015. The average sales price was 83.1 R$/MWh. Cachoeira Dourada took part in the tender and was awarded a block of 133 average MW at a price of 83.5 R$/MWh

  In April and the beginning of May, the low water flows of the southern sub-system produced high prices (~ 80 R$/MWh) which implied the dispatch of the CIEN interconnection. The coverage of the contracts was only partial, causing differences between CIEN and its Line 1 customers (Furnas and Tractebel) and between CIEN and its suppliers from Argentina (CEMSA and Costanera)

  During the last days of May, rainfalls allowed reservoir levels to rise by more than 20% in the southern subsystem, thus reducing prices to below 30 R$/MWh

  The physical generating guarantee provided by CIEN lines to the southern market are maintained at around 400 MW, as was defined by the Ministry of Mines and Energy last March. This implied that the risk aversion curves used by the ONS for defining the operation of the system's reservoirs were modified, increasing minimum reservoir levels by more than 10%

CHILE

  The Senate approved the New Water Code. This sets the payment of a license fee for the non-use of water and promotes competitive access to its use as licenses are auctioned when there is more than one request for water rights. This charge will take effect from January 1, 2006. Due to the hydroelectric interest in the zone, the area of Palena in the 10th Region and the 11th and 12th Regions are excluded from these requirements for 7 years (until 2013). This amendment to the Water Code was enacted in June 16, 2005

  Law 20,018 was enacted in May 19. This broadens the application of the unregulated customers price band for the calculation of the node price (this can reach 30%), increases the ceiling price for long -term contract tenders for distribution companies, enables generating companies to agree to consumption reductions with customers consuming less than 500 kW and motivates the development of renewable energy. The application of this law will have immediate positive effects for generation companies as sales to distribution companies without contracts will be made at the marginal cost instead of the node price

PRESS RELEASE First Half 2005

  The National Energy Commission sent its Definitive Technical Report (ITD) to companies on the SIC node price. This considers an average price at the Alto Jahuel 220 kV substation of US$ 45.4 per MWh (considering the application of the unregulated customer price band), which represents a 7.7% increase in dollar terms and 2.5% in pesos over current prices. However, in accordance with Law 20,018, the National Energy Commission sent to companies its Node Prices Adjustment Report of April 2005, which considers an average price at the Alto Jahuel 220 kV substation of US$ 55.47 per MWh (considering the application of the new unregulated customer price band), which represents a rise of 22.2% in dollar and peso terms compared to the original price -fixing of April

  Endesa Chile, ENAP, Colbun and Metrogas formally began an international tender process for choosing the company for supplying LNG to Chile. This tender will close in December 2005
COLOMBIA
  With the authorization of the shareholders’ meeting of last year, ISA is preparing the creation of a new subsidiary which, from the National Dispatch Center, will plan and coordinate the operation of the National Grid System and the management of the energy exchange and trading system in the wholesale market

  Tender for the construction of the expansion to 500MW of the interconnection line with Ecuador. Empresa de Energía de Bogotá S.A. was the winner and the works are expected to be concluded in the first quarter of 2007, with an investment of US$ 41.5 million
PERU
  The new bar tariffs came into effect on the first business day of May. These are US$ 29.66 per MWh for energy and US$ 5.04 per KW a month for capacity. This means a monomic price of US$ 38.4 per MWh, which implies a reduction of 0.3% compared to the tariff setting of November 2004. An increase was made, effective from June 4, following the application of indexation factors under current regulations, reaching a monomic price of US$ 40.3 per MWh, a rise of 4.9%

  Congress’s Energy and Mines Commission approved the opinion on a bill that would modify several clauses of the Electrical Concessions Law, referred to the Economic Operations Committee of the National Electricity System (COES). It provides for the participation in the COES of representatives of the demand in this market, (i.e. distribution concession-holders and unregulated customers, who would have two representatives each on the board of this committee which currently comprises only representatives of the generation companies)

  The Bill for Ensuring the Efficient Development of Electricity Generation was published on June 15 on the Osinerg web site on behalf of the joint MEM-Osinerg commission. The proposals contained in this document cover the introduction of tenders for distribution companies and the possibility for both unregulated customers and distributors to buy on the spot market

  The National Environmental Commission (CONAM) certified that the Callahuanca project contributes to the sustainable development of Peru and can therefore take part in the Peruvian coal market through the Clean Development Mechanism (MDL) linked to the Kyoto Protocol. It is estimated that the project will reduce 28,000 tons of CO2 annually. The first unit to be repowered with 2.5 MW was taken out of service in March and is expected to be operating again in June 2005

PRESS RELEASE First Half 2005

Market risk analysis

ARGENTINA

- Hydrology: Water reserves have been improving gradually, from levels of 30% below the April average to a 50% surplus in June. In particular, the change on the river Uruguay (Salto Grande plant) went from –25% in April to +133% in June, close to the record average

- Fuel prices: The third stage (following rises in May and November 2004) of well-mouth gas price increases was not applied in May 2005. However, the authority has advised that when such a rise is applied, it will not be transferred to MEM prices and real costs for being out of the market will be paid, retroactively as of May 1

- Variation in demand: Domestic demand grew by an average 4.4% during 2005 with a rising trend in the growth rate (6.6% in June)

BRAZIL

- Hydrology: Water reserves in the southern region improved in the second half of May, with reservoir water levels increasing 40% in April, 60% in May and 90% in June

- Fuel prices: The fuel price is not relevant

- Variation in demand: Demand increased over 5.8% during 2005

CHILE

- Hydrology: The probability of an accumulated surplus for the hydrological year April-June 2005 was 18.8%, representing a humid hydrology for the system

- Fuels risk: Gas restrictions remain in the north of Chile, affecting the Taltal plant by 0.9 MMm3/d, which can be replaced by the plant operating with diesel fuel. Additional supply restrictions have been applied as from January in the country’s center-south zone, reaching peak levels of approximately 9 MMm3/d in the second quarter, affecting, among others, the San Isidro plant which has suffered average cuts of 0.5 MMm3/d. With the gas cuts and a favorable energy price situation, the swap mechanisms have been activated with Central Costanera (Argentina) to provide additional supplies of gas

- Variation in demand: Demand increased near 4.5% in the SIC and 4.6% in the SING during 2005

COLOMBIA

- Hydrology: The volume of contracts of group companies makes their exposure to hydrological risk relatively low. Total contributions of the SIN from January to June 2005 have been 96% of average. However, for Guavio and Betania, these have been below the average during the last quarter, placing them in a condition of 80% and 70% respectively of probability of surplus

- Fuel prices: Because of the offer declaration mechanism, the fuel price is just one component of the declared prices. For dry conditions, the declared price could rise according to market perceptions. The Endesa group has coal-fired thermal generation so an increase in coal prices would affect these plants production costs. However, under the current hydrological conditions, their operation has been low

- Devaluation risk: During 2005, the exchange rate has appreciated thus benefiting revenues under group contracts as the tariff for these is monomic and denominated in Col$

- Variation in demand: Demand increased near 3.3% during 2005

PRESS RELEASE First Half 2005

PERU

- Hydrology: The Endesa group is a net seller on the spot market so the risk in dry hydrological conditions is low. The accumulated flows in the Rimac, Tulumayo, Tarma and Junín-Mantaro river basins correspond to a dry category except for the first-named, which is in a semi-dry category, with readings that show a probability of surplus of more than 75%

- Fuels price: The international oil price directly affects the price of the liquid fuels that are used by most thermal plants, so energy prices in the system are strongly affected and the value of signed contracts reduces

- Variation in demand: Demand increased over 4.2% in second quarter 2005

Exchange and interest rate risk analysis

The company has a high percentage of its loans denominated in US dollars as most of its sales in the different markets where it operates show a high degree of indexation to that currency. The markets in Brazil and Colombia show a lower indexation to the dollar so the subsidiaries in those markets have larger borrowings in local currency. In the case of Argentina, cash flows under energy and capacity export contracts with Brazil are indexed to the dollar, which reduces the exchange risk exposure in that country.

In a scenario of high dollar volatility, the company has continued with its policy of partially hedging its dollar liabilities in order to attenuate the fluctuations in its results caused by exchange rate variations. In view of the important reduction in the mis-matched accounting position in recent years, which has reached prudent levels, the company has modified its dollar-peso hedging policy by setting a maximum accounting mis-match position over which hedging transactions are made.

At June 30, 2005, the company in consolidated terms has dollar-peso forward contracts in Chile amounting to US$ 82 million, compared to US$ 10 million at the same date last year. This change is mainly due to the increase in the mis-matched position.

Regarding interest rate risk, the company has proportion of fixed to variable rate debt of approximately 92 % to 8 % at June 30, 2005. The percentage at fixed rates has increased compared to the 87% to 13 % fixed to variable percentages as of June 2004, thus reducing the interest-rate fluctuation risk.

PRESS RELEASE First Half 2005

Business Information Main Operating Figures in GWh

Table 10
As of June 2005	Costanera	Chocón	Cachoeira	Betania	Emgesa	Edegel	TOTAL CHILE
Total generation	4,818.3	1,530.3	1,809.3	1,029.2	4,914.4	2,266.2	8,437.0
Hydroelectric generation	-	1,530.3	1,809.3	1,029.2	4,891.1	2,178.8	6,188.9
Thermal electric generation	4,818.3	-	-	-	23.4	87.4	2,248.1
Purchases	48.5	116.1	86.0	248.6	1,312.4	138.4	870.8
Purchases to related companies - generators	-	-	-	-	-	-	3,010.1
Purchases to others generators	-	-	-	-	55.7	67.3	459.4
Purchases at spot	48.5	116.1	86.0	248.6	1,256.7	71.1	411.4
Transmission losses or pump consumption	-	-	-	(0.2)	34.4	25.4	137.2
Total electricity sales	4,831.4	1,646.3	1,895.3	1,278.0	6,185.7	2,379.3	9,170.8
Sales at regulated prices	-	-	1,647.1	175.7	1,118.0	450.0	3,198.4
Sales to related companies others activities (regulated prices)	-	-	-	447.3	1,356.0	554.2	2,054.7
Sales at unregulated prices	351.5	353.4	-	-	1,489.2	884.8	2,394.9
Internal sales (unregulated prices)	461.0	205.2	-	-	-	-	-
Sales at spot marginal cost	4,018.9	1,087.8	248.1	655.1	2,222.5	490.3	1,522.8
Sales to related companies generators	-	-	-	-	-	-	3,009.8
TOTAL SALES IN THE SYSTEM	43,313.3	43,313.3	167,496.1	33,845.9	33,845.9	9,573.8	24,358.5
Market Share on total sales (%)	11%	4%	1%	4%	18%	25%	38%

As of June 2004	Costanera	Chocón	Cachoeira	Betania	Emgesa	Edegel	TOTAL CHILE
Total generation	4,123.4	1,663.0	1,575.2	869.7	5,218.1	2,164.0	7,788.0
Hydroelectric generation	-	1,663.0	1,575.2	869.7	5,172.7	2,015.1	5,430.0
Thermal electric generation	4,123.4	-	-	-	45.4	149.0	2,358.0
Purchases	35.7	68.4	259.6	280.9	1,424.1	100.1	842.0
Purchases to related companies - generators	-	-	-	-	-	-	2,728.0
Purchases to others generators	-	-	-	-	59.2	64.9	539.0
Purchases at spot	35.7	68.4	259.6	280.9	1,364.9	35.2	303.0
Transmission losses or pump consumption	-	-	-	-	50.0	25.3	114.0
Total electricity sales	4,159.0	1,731.4	1,834.8	1,150.9	6,592.2	2,238.9	8,516.0
Sales at regulated prices	-	-	1,546.9	154.8	892.7	238.1	2,893.0
Sales to related companies others activities (regulated prices)	-	-	-	364.8	1,743.0	523.2	2,371.0
Sales at unregulated prices	213.1	300.5	-	-	1,434.3	863.1	2,472.0
Internal sales (unregulated prices)	144.7	140.1	-	-	-	-	-
Sales at spot marginal cost	3,801.3	1,290.7	287.8	631.3	2,522.2	614.5	780.0
Sales to related companies generators	-	-	-	-	-	-	2,728.0
TOTAL SALES IN THE SYSTEM	41,480.0	41,480.0	158,629.0	31,936.1	31,936.1	9,166.3	22,512.1
Market Share on total sales (%)	10%	4%	1%	4%	21%	24%	38%

PRESS RELEASE First Half 2005

Business Information Main Operating Figures in GWh

Table 10.1
As of June 2005	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE
Total generation	5,101.1	623.6	1,538.6	979.1	8,242.4	194.6	8,437.0
Hydroelectric generation	4,026.6	623.6	1,538.6	-	6,188.9	-	6,188.9
Thermal electric generation	1,074.4	-	-	979.1	2,053.5	194.6	2,248.1
Purchases	3,023.3	97.4	-	472.1	582.6	288.2	870.8
Purchases to related companies - generators	2,551.0	97.4	-	361.8	3,010.1	-	3,010.1
Purchases to others generators	459.4	-	-	-	459.4	-	459.4
Purchases at spot	12.9	-	-	110.3	123.2	288.2	411.4
Transmission losses or pump consumption	111.0	5.1	15.1	4.1	135.2	2.0	137.2
Total electricity sales	8,013.3	715.9	1,523.5	1,447.1	8,690.1	480.7	9,170.8
Sales at regulated prices	3,085.6	-	56.0	56.9	3,198.4	-	3,198.4
Sales to related companies others activities (regulated prices)
Sales at unregulated prices	1,502.5	0.2	55.4	356.2	1,914.2	480.7	2,394.9
Internal sales (unregulated prices)	-	-	-	-	-	-	-
Sales at spot marginal cost	909.7	-	529.3	83.8	1,522.8	-	1,522.8
Sales to related companies generators	460.9	715.7	882.9	950.3	3,009.8	-	3,009.8
TOTAL SALES IN THE SYSTEM	18,444.5	18,444.5	18,444.5	18,444.5	18,444.5	5,914.0	24,358.5
Market Share on total sales (%)	41%	0%	3%	3%	47%	8%	38%

As of June 2004	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE
Total generation	4,406.0	356.0	1,465.0	1,317.0	7,544.0	244.0	7,788.0
Hydroelectric generation	3,609.0	356.0	1,465.0	-	5,430.0	-	5,430.0
Thermal electric generation	797.0	-	-	1,317.0	2,114.0	244.0	2,358.0
Purchases	3,037.0	235.0	-	71.0	615.0	227.0	842.0
Purchases to related companies - generators	2,493.0	235.0	-	-	2,728.0	-	2,728.0
Purchases to others generators	539.0	-	-	-	539.0	-	539.0
Purchases at spot	5.0	-	-	71.0	76.0	227.0	303.0
Transmission losses or pump consumption	89.0	2.0	14.0	7.0	112.0	2.0	114.0
Total electricity sales	7,354.0	589.0	1,451.0	1,381.0	8,047.0	469.0	8,516.0
Sales at regulated prices	2,841.0	-	26.0	26.0	2,893.0	-	2,893.0
Sales to related companies others activities (regulated prices)	2,371.0	-	-	-	2,371.0	-	2,371.0
Sales at unregulated prices	1,624.0	-	54.0	325.0	2,003.0	469.0	2,472.0
Internal sales (unregulated prices)	-	-	-	-	-	-	-
Sales at spot marginal cost	282.0	-	488.0	10.0	780.0	-	780.0
Sales to related companies generators	236.0	589.0	883.0	1,020.0	2,728.0	-	2,728.0
TOTAL SALES IN THE SYSTEM	17,122.2	17,122.2	17,122.2	17,122.2	17,122.2	5,389.9	22,512.1
Market Share on total sales (%)	42%	0%	3%	2%	47%	9%	38%

PRESS RELEASE First Half 2005

Endesa Chile’s Operating Revenues and Expenses break down by country (Chilean GAAP)

Table 11

	Million Ch$		Thousand US$

	As of June 2004	As of June 2005	As of June 2004	As of June 2005	% Var

OPERATING REVENUES	562,377	579,382	971,290	1,000,660	3.0%

Energy sales revenues:	548,135	565,910	946,693	977,391	3.2%

Endesa Chile and subs. in Chile	214,725	250,372	370,855	432,421	16.6%
Costanera	71,151	66,184	122,886	114,308	(7.0%)
El Chocón	15,987	18,713	27,611	32,319	17.1%
Cachoeira	30,452	27,419	52,594	47,356	(10.0%)
Betania	17,140	19,277	29,603	33,294	12.5%
Emgesa	123,689	120,081	213,626	207,393	(2.9%)
Edegel	74,990	63,863	129,517	110,300	(14.8%)

Other revenues:	14,242	13,473	24,598	23,269	(5.4%)

Endesa Chile and subs. in Chile	13,588	12,757	23,469	22,034	(6.1%)
Costanera	-	-	-	-	-
El Chocón	-	-	-	-	-
Cachoeira	-	-	-	-	-
Betania	-	34	-	58	-
Emgesa	73	106	126	183	44.8%
Edegel	580	576	1,003	995	(0.8%)

OPERATING EXPENSES	343,018	377,465	592,431	651,925	10.0%

Fixed Costs:	28,498	29,347	49,220	50,686	3.0%

Endesa Chile and subs. in Chile	15,097	14,952	26,073	25,824	(1.0%)
Costanera	3,134	3,631	5,412	6,272	15.9%
El Chocón	804	744	1,389	1,285	(7.5%)
Cachoeira	912	1,032	1,574	1,782	13.2%
Betania	736	889	1,271	1,535	20.8%
Emgesa	4,925	5,320	8,507	9,189	8.0%
Edegel	2,891	2,779	4,993	4,799	(3.9%)

Depreciation and Amortization:	92,318	93,276	159,444	161,098	1.0%

Endesa Chile and subs. in Chile	30,993	38,229	53,528	66,026	23.3%
Costanera	12,444	11,411	21,491	19,708	(8.3%)
El Chocón	7,837	6,945	13,536	11,994	(11.4%)
Cachoeira	9,308	8,248	16,075	14,246	(11.4%)
Betania	5,402	4,711	9,330	8,137	(12.8%)
Emgesa	15,331	13,508	26,479	23,330	(11.9%)
Edegel	11,003	10,223	19,003	17,657	(7.1%)

Variable Costs:	222,201	254,842	383,767	440,141	14.7%

Costanera	37,631	52,379	64,994	90,464	39.2%
El Chocón	4,298	5,505	7,423	9,508	28.1%
Cachoeira	4,491	4,598	7,756	7,942	2.4%
Betania	2,771	4,552	4,787	7,862	64.3%
Emgesa	43,473	41,034	75,082	70,870	(5.6%)
Edegel	23,737	16,455	40,996	28,420	(30.7%)
Fuels and Lubricants in Chile	24,976	45,179	43,137	78,030	80.9%
Energy purchases in Chile	27,227	31,831	47,025	54,975	16.9%
Other variable costs in Chile	53,597	53,308	92,568	92,070	(0.5%)

PRESS RELEASE First Half 2005

Endesa Chile’s Operating Income break down by country (Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$

	As of June 2004	As of June 2005	As of June 2004	As of June 2005	% Var

OPERATING REVENUES	562,377	579,382	971,290	1,000,660	3.0%

Endesa Chile and subs. in Chile	228,314	263,130	394,324	454,455	15.2%
Costanera	71,151	66,184	122,886	114,308	(7.0%)
El Chocón	15,987	18,713	27,611	32,319	17.1%
Cachoeira	30,452	27,419	52,594	47,356	(10.0%)
Betania	17,140	19,311	29,603	33,352	12.7%
Emgesa	123,763	120,187	213,752	207,576	(2.9%)
Edegel	75,571	64,439	130,520	111,294	(14.7%)

OPERATING EXPENSES	343,018	377,465	592,431	651,925	10.0%

Endesa Chile and subs. in Chile	151,890	183,499	262,332	316,924	20.8%
Costanera	53,209	67,421	91,897	116,444	26.7%
El Chocón	12,940	13,194	22,348	22,787	2.0%
Cachoeira	14,710	13,879	25,406	23,970	(5.7%)
Betania	8,910	10,152	15,388	17,534	13.9%
Emgesa	63,729	59,862	110,068	103,389	(6.1%)
Edegel	37,630	29,458	64,992	50,877	(21.7%)

OPERATING MARGIN	219,360	201,918	378,859	348,735	(8.0%)

Endesa Chile and subs. in Chile	76,423	79,630	131,992	137,531	4.2%
Costanera	17,942	(1,237)	30,988	(2,136)	(106.9%)
El Chocón	3,047	5,519	5,263	9,532	81.1%
Cachoeira	15,742	13,540	27,189	23,386	(14.0%)
Betania	8,231	9,159	14,216	15,818	11.3%
Emgesa	60,033	60,324	103,684	104,187	0.5%
Edegel	37,940	34,982	65,527	60,418	(7.8%)

GENERAL AND ADMINISTRATIVE
COSTS	23,507	20,080	40,600	34,681	(14.6%)

Endesa Chile and subs. in Chile	8,126	9,560	14,034	16,512	17.7%
Costanera	1,101	902	1,902	1,558	(18.1%)
El Chocón	286	346	494	597	20.8%
Cachoeira	7,751	2,870	13,387	4,957	(63.0%)
Betania	137	200	237	345	45.6%
Emgesa	1,765	1,848	3,048	3,192	4.7%
Edegel	4,341	4,354	7,498	7,520	0.3%

OPERATING INCOME	195,852	181,837	338,260	314,054	(7.2%)

Endesa Chile and subs. in Chile	68,298	70,070	117,958	121,019	2.6%
Costanera	16,841	(2,139)	29,087	(3,694)	(112.7%)
El Chocón	2,761	5,173	4,768	8,935	87.4%
Cachoeira	7,991	10,670	13,802	18,429	33.5%
Betania	8,094	8,959	13,979	15,473	10.7%
Emgesa	58,268	58,476	100,636	100,995	0.4%
Edegel	33,599	30,628	58,030	52,898	(8.8%)

INTERNATIONAL GENERATOR
CONTRIBUTION	127,555	111,767	220,302	193,035	(12.4%)

PRESS RELEASE First Half 2005

Endesa Chile’s Ownership Structure, as of June 30, 2005 Total Shareholders: 24,206. Total Shares Outstanding: 8,201,754,580

Table 12

Shareholder	% Holding

Enersis	59.98%
Chilean Pension Funds	20.45%
ADR’s	4.60%
Individuals	5.64%
Others	9.33%

PRESS RELEASE First Half 2005

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended June 30, 2005, on Thursday, July 28, 2005, at 10:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 614 34 71, international.
Dial-In number: 1 (800) 706 77 41
Passcode I.D.: 32445067

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 84878988

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet and see an online presentation, or listen to a webcast replay of the call you may access www.endesachile.cl, (please note that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: July 26, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager